October 11, 1999



Mr. Marino Andriani
6 Willow Hill
Upper Saddle River, New Jersey 07458

                      SUPPLEMENTAL LETTER RE EMPLOYMENT BY
                   EMERSON RADIO CONSUMER PRODUCTS CORPORATION

Dear Marino:

This will confirm our recent conversations during which we agreed on the following points, subject to the approval of the Emerson Radio Corp. Board of Directors and its Compensation and Personnel Committee, which supplement the bonus and stock option provisions of the letter agreement regarding your employment, dated January 29, 1996 ("Letter Agreement"):

1.)  You shall be paid a one-time $120,000. cash bonus, payable immediately.

2.) You shall be paid an annual incentive bonus of ten percent (10%) of any incremental net income reported in any fiscal year by the Consumer Products Division over which you have supervision ("Consumer Products Division") above the $1,672,000 Normalized Income reported by the Consumer Products Division for the fiscal year ended April 2, 1999, as set forth in the schedule attached hereto.

     For purposes of this letter agreement, "Normalized Income" shall be defined as that income which the Consumer Products Division generates directly, excludes one-time adjustments for non-recurring events not attributable to the daily operations of the Consumer Products Division and shall be based on the satisfactory completion of the annual audited financial statements of Emerson Radio Corp. Typically, the annual audit is completed within approximately 75 days of the fiscal year end. As such, calculation of the annual incentive bonus shall be determined at that time and payment shall be made as soon as practicable thereafter.

3.) You shall be paid a special incentive bonus, as determined on a case by case basis by the Board of Directors and its Compensation and Personnel Committee and measured on a semi-annual basis (i.e. October 1 through March 31 and April 1 though September 30), of 10% of net income generated by the Consumer Products Division from new, non-core business. As any such new, non-core business to be developed is difficult to define in advance, we shall discuss these opportunities as they arise and the Compensation Committee shall determine any applicability of such sales to a special incentive bonus. Currently, it is understood that a.)
     core products not applicable to the special incentive bonus provision provided herein are the current Emerson (Registered Trademark) branded audio, video (including DVD) and microwave oven product categories and b.) new, non-core business which are applicable to the special incentive bonus provision provided herein includes shredder products and Hello Kitty (Registered Trademark) branded products.
     It is also understood that the financial results of new, non-core business as set forth herein shall not be removed from the Normalized Income set forth above.

4.)  You  shall  not  be  entitled  to any bonus for a.)  H.H.  Scott(Registered
     Trademark) branded product, International or Internet sales, or b.) licensing/sourcing fees and royalties.

5.) You shall be granted an additional 225,000 options, at a purchase price of $1.00 per share, to purchase Emerson Radio Corp. common stock, as determined by the Board of Directors and its Compensation and Personnel Committee, under and in accordance with the terms of the Emerson Radio Corp. Stock Compensation Program.

6.) This agreement shall expire on March 31, 2001, unless extended by mutual written consent. In addition to entitlement to base salary, you must be employed as of the measurement and payment dates for entitlement to the compensation set forth in Items 1, 2 and 3 above.

Except as otherwise set forth herein or as may hereinafter be mutually agreed to in writing, all other terms and conditions of the Letter Agreement remain in full force and effect.

Marino, as I stated earlier, it is the Company's intention to reward you for the increase of our present business as well as for any new business or earnings achieved by Emerson as a result of your efforts. Please indicate your agreement and acceptance of the above by signing below where indicated and returning a signed copy to me.

Thank  you.   I will advise you when the Board of Directors and its Compensation and Personnel Committee have considered the above.

                                   Very truly yours,


                                   /s/ Geoffrey P. Jurick
                                   Geoffrey P. Jurick
                                   Chairman   of  the  Board,  Chief   Executive
                                   Officer and President


ACKNOWLEDGED, AGREED AND
ACCEPTED


By:  /s/ Marino Andriani
     Marino Andriani                  (Date)